EXHIBIT 3.2
AMENDED
CERTIFICATE OF DESIGNATIONS
OF
SPECIAL VOTING PREFERRED STOCK
OF
WASTE SERVICES, INC.
(PURSUANT TO SECTION 151 OF THE
DELAWARE GENERAL CORPORATION LAW)
Original Certificate of Designations filed July 30, 2004
     Waste Services, Inc., a Delaware corporation (the “Corporation”), hereby certifies that pursuant to the authority vested in the board of directors of the Corporation (the “Board of Directors”) by its Certificate of Incorporation and pursuant to the provisions of Section 151 of the General Corporation Law of the State of Delaware, the Board of Directors has duly approved and adopted the following resolution:
          WHEREAS Capital Environmental Resource Inc. (“Capital”), a company existing under the laws of Ontario, Canada and the former parent of the Corporation, changed its name to Waste Services (CA) Inc. effective July 31, 2004;
          AND WHEREAS at its annual general meeting on June 26, 2006, the stockholders of the Corporation approved a reverse one for three split of the shares of common stock of the Corporation on an effective date to be fixed by the Board of Directors;
          AND WHEREAS the Board of Directors has fixed the effective date of the reverse stock split as June 30, 2006;
          AND WHEREAS the number of votes allocated to the Special Voting Preferred Stock is based on an exchange ratio of one Exchangeable Share for each one share of common stock of the Corporation;
          AND WHEREAS as a result of the reverse stock split, the board of directors of Waste Services (CA) Inc. has determined that the economic equivalent change in the Exchangeable Shares of Capital is that each Exchangeable Share shall be exchanged for 1/3 of one share of common stock of the Corporation, without regard to fractional shares;
          RESOLVED, that Section 3 — “Voting Rights” of the Certificate of Designations is deleted and replaced with the following:
Voting Rights. Except as otherwise provided by law, the Special Voting Preferred Stock shall have the number of votes equal to one-third of the number of outstanding Exchangeable Shares of Capital (the “Exchangeable Shares” ), without regard to any fractional shares, as of any applicable record date that are not owned by the Corporation or any of its subsidiaries. In respect of all matters concerning the voting of shares, the holders of the Common Stock and the Special Voting Preferred Stock shall vote as a single class and such voting rights shall be identical in all respects except as otherwise provided herein
IN WITNESS WHEREOF, the Corporation has caused this Amended Certificate of Designations to be signed by the undersigned this 30th day of June, 2006.

Waste Services, Inc.
/s/ Ivan R. Cairns
By: Ivan R. Cairns
Title:	Executive Vice President, General Counsel and Secretary